                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              DIEDRICH COFFEE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     253675
                                 (CUSIP Number)


                                Paul C. Heeschen
                              Heeschen & Associates
                       450 Newport Center Drive, Suite 450
                         Newport Beach, California 92660
                                  714-644-1850
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 May 1-13, 1997
             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

CUSIP No.     253675                                           PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON                                      D.C.H.,L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)
      [ ]  Not Applicable
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                             0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY             1,224,197 shares of Common Stock
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING               0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                             1,224,197 shares of Common Stock
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,224,197 shares of Common Stock
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [ ]  Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              22.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

CUSIP No.     253675                                           PAGE 3 of 6 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON                                 Paul C. Heeschen
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)
      [ ]  Not Applicable
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                             0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY             1,485,111 shares of Common Stock
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING               0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                             1,485,111 shares of Common Stock
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,485,111 shares of Common Stock
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [ ]  NOT APPLICABLE
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              27.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

               Pursuant to Rule 13d-1(a), this statement is filed on behalf of the reporting persons identified herein.

ITEM 1. SECURITY AND ISSUER.

               This statement relates to the common stock, $0.01 par value per share ("Common Stock"), of Diedrich Coffee, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices located at 2144 Michelson Drive, Irvine, California 92612.

ITEM 2. IDENTITY AND BACKGROUND.

               (a) The persons filing this Schedule 13D are D.C.H., L.P., a California limited partnership, and Paul C. Heeschen, the sole general partner of D.C.H., L.P. (collectively, the "Reporting Persons").

               (b) The principal business office of the Reporting Persons is located at 450 Newport Center Drive, Suite 450, Newport Beach, California 92660.

               (c) Mr. Heeschen is a principal with Heeschen & Associates, a private investment firm, located at 450 Newport Center Drive, Suite 450, Newport Beach, California 92660 and additionally, is a member of the board of directors of the Issuer.

               (d)-(e) During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) D.C.H., L.P. is a California limited partnership and Mr. Heeschen is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               This Schedule 13D relates to the purchase by D.C.H., L.P. from one or more sellers in the open market of 56,100 shares of Common Stock, which results in an increase of 1.0% in the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons as reported on Schedule 13G filed with the Securities and Exchange Commission on February 14, 1997. D.C.H., L.P. purchased the 56,100 shares of Common Stock with working capital funds as follows:

    05/01/97 23,500 shares of Common Stock at a weighted average purchase price of $2.9785 per share.

    05/02/97 6,600 shares of Common Stock at a weighted average purchase price of $3.1913 per share.

    05/12/97 15,000 shares of Common Stock at a weighted average purchase price of $3.2500 per share.

    05/13/97 11,000 shares of Common Stock at a weighted average purchase price of $3.2500 per share.

ITEM 4. PURPOSE OF TRANSACTION.

               The shares of Common Stock were acquired by the Reporting Persons for investment purposes. The Reporting Persons intend to continue to evaluate their investment in the shares of Common Stock and retain the right to make further acquisitions of the Issuer's shares of Common Stock from one or more sellers in the open market or in privately negotiated transactions and/or to dispose of all or a portion of the shares of Common Stock in the open market or in privately negotiated transactions. However, the Reporting Persons have no present plans or proposals, other than as specified herein, which may relate to or would result in:

               (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

               (c) a sale or transfer of a material amount of assets of the Issuer;

               (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalization or dividend policy of the Issuer;

               (f) any other material change in the Issuer's business or corporate structure;

               (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

               (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               (a) The responses of the Reporting Persons with regard to Items 11 and 13 of the cover pages to this Schedule 13D that relate to the aggregate number and percentage of Common Stock beneficially owned by such persons are herein incorporated by reference.

               (b) The responses of the Reporting Persons with regard to Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D that relate to the number of shares as to which such persons have sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or direct the disposition are herein incorporated by reference.

               (c) Except as described herein, neither Reporting Person has effected any transaction relating to shares of Common Stock during the past 60 days.

               (d) As the sole general partner of D.C.H., L.P. with voting and investment power as to all of such shares beneficially owned by D.C.H., L.P., Mr. Heeschen is deemed to beneficially own all of the shares of Common Stock beneficially owned by D.C.H., L.P.

               (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Paul C. Heeschen is a member of the board of directors of the Issuer. Except as described herein, neither Reporting Person has any contracts, arrangements or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               99.1     Joint Reporting Agreement.

                                   SIGNATURES

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:         May 14, 1997                 D.C.H., L.P.,
                                            a California limited partnership

                                            By: /s/ PAUL C. HEESCHEN
                                               ---------------------------------
                                               Paul C. Heeschen
                                               General Partner

                                            /s/ PAUL C. HEESCHEN
                                            ------------------------------------
                                            Paul C. Heeschen

                                  EXHIBIT INDEX

Exhibit
Number                       Description
------                       -----------
99.1                         Joint Reporting Agreement dated May 14, 1997